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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*



                                   CD&L, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14983Y107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Alan Wovsaniker, Esq.
                              Lowenstein Sandler PC
                    65 Livingston Avenue, Roseland, NJ 07068
                                 (973) 597-2500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 4 pages

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-----------------------------                      -----------------------------
CUSIP No. 14983Y107                                Page 2 of 4 Pages
                                  SCHEDULE 13D
-----------------------------                      -----------------------------


------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Michael Brooks

------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|

------------ -------------------------------------------------------------------
3            SEC USE ONLY


------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO

------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|


------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------ -------------------------------------------------------------------
                              7        SOLE VOTING POWER
         NUMBER OF                     248,455

                              -------- -----------------------------------------
           SHARES             8        SHARED VOTING POWER
                                       0
        BENEFICIALLY
                              -------- -----------------------------------------
                              9        SOLE DISPOSITIVE POWER
          OWNED BY                     248,455

                              -------- -----------------------------------------
       EACH REPORTING         10       SHARED DISPOSITIVE POWER
                                       0
        PERSON WITH

------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             394,916*

------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  |X|

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.1%

------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN

------------ -------------------------------------------------------------------
* Excludes 3,500 shares of Common Stock held by Mr. Brook's spouse, of which Mr. Brooks disclaims beneficial ownership. Includes stock options covering 146,461 shares of Common Stock that are presently exercisable. No other stock options are exercisable within 60 days of June 14, 2001.

                                Page 2 of 4 pages

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Item 1.  Security and Issuer


Title of the class of equity securities: Common Stock, par value $0.001 per share ("Common Stock")


Issuer's Name and Address of its Principal Executive Offices:

CD&L, Inc. ("Issuer")
80 Wesley Street
South Hackensack, New Jersey 07606

Item 2.  Identity and Background

(a)      Name:  Michael Brooks

(b)      Business address: c/o CD&L, Inc.
                           80 Wesley Street
                           South Hackensack, NJ 07606

(c) Mr. Brooks' present principal occupation is Group Operations President of the Issuer. The Issuer's address is stated above in Item 2(b).

(d)-(e) During the past five years, Mr. Brooks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Brooks been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Brooks is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is filed to report Mr. Brook's ownership of 5.1% of the Issuer's Common Stock, which occurred as a result of the vesting of certain stock options on June 14, 2001.

Item 4.  Purpose of Transaction

         See Item 3 above.

         Mr. Brooks has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Brooks may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions. He may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of May 10, 2002, there were 7,658,660 shares of Common Stock issued and outstanding. As of that same date, pursuant to Rule 13(d)-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, Mr. Brooks beneficially owned 394,916 shares of Common Stock (including 146,461 shares covered by stock options), or 5.1% of the total outstanding shares of Common Stock. Mr. Brooks disclaims beneficial ownership of 3,500 shares held by his spouse, and those shares are not included in the 394,916 shares of Common Stock beneficially owned by Mr. Brooks.

(b) Mr. Brooks has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 394,916 shares of Common Stock (including 146,461 shares covered by stock options).

(c) Mr. Brooks effected no transactions in Common Stock during the past sixty days.

                                Page 3 of 4 pages
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(d)      No other person is known to Mr. Brooks to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              May 24, 2002                          /s/ Michael Brooks
------------------------------------  ------------------------------------------
                  Date                                  Signature

                                                       Michael Brooks
                                       -----------------------------------------
                                                         Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 4 of 4 pages